SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587-92 Publicly-held company of authorized capital

MINUTE OF THE EXTRAORDINARY GENERAL MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 14TH, 2011.

1. DATE, TIME AND LOCATION: June 14th, 2011, at 3 p.m., exceptionally at Rua Martiniano de Carvalho, 851, in the city of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting was installed with the attendance of the Directors that sign this minute, in compliance with the quorum set forth in the By-laws. The representative of the Audit Committee (Conselho Fiscal), Mr. Peter Edward Wilson, also attended to the meeting, pursuant to article 163, § 3 of Law No. 6.404/76, as amended. It was stated that the attendance of Mr. José Guimarães Monforte was by audio conference, as permitted by the article 15, § 2 of By-laws, in compliance with the quorum set forth in the By-laws, being registered that the members of the Audit Committee Mr. Juarez Rosa da Silva and Hério Paulo Andriola were also attending by videoconference from Porto Alegre. Mr. Antonio Carlos Valente da Silva, President of the Company and Gilmar Roberto Pereira  Camurra, Finance and Investor Relations Officer and Cristiane Barretto Sales, Controller Officer were also present.

4. AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, Chairman of the Board of Directors, clarified that the purpose of the meeting was to discuss and resolve the proposal for the corporate restructuring to be held in order to continue with the simplification of the current organizational structure of the involved companies, initiated with the merger by Telesp of the totality of Company’s shares, approved by the shareholders of the involved companies at the shareholders’ meetings held on April 27th, 2011.

Moreover, he informed that the proposed corporate restructuring encompasses (i) the concentration of the authorizations regarding the render of SMP services (currently held by Vivo Part. and Vivo S.A.), in one single company (Vivo S.A.), allowing the consolidation of the operations and of the SMP Authorization Terms (Termos de Autorizações para Exploração do SMP) in one single company and (ii) the simplification of the current corporate structure, excluding Vivo Part. of the corporate chain.

Accordingly, in order to achieve such structure, the Chairman has proposed the conveyance, by the Company, of the assets, rights and obligations related to the mobile services in the State of Minas Gerais to Vivo S.A., wholly owned subsidiary of the Company which is the operator of mobile services of the group and concentrates the authorizations and mobile services in the other locations, and, subsequently, the merger of the Company by Telesp (“Corporate Restructuring”).

The Chairman further clarified that the Corporate Restructuring is justified insofar as, once the consolidation of the mobile services operations in Vivo S.A. is approved, Vivo Part. shall become an holding company, holding corporate stock of Vivo S.A., allowing the simplification of the corporate structure by means of the merger of the Company by Telesp, simplifying and rationalizing even more the cost structure of the Companies.

The Chairman also clarified that the provided Corporate Restructuring (including the prior conveyance of the assets, rights and obligations related to the mobile cellular services of the Company in the State of Minas Gerais to Vivo S.A.) shall be submitted to ANATEL – Agência Nacional de Telecomunicações (“Anatel”), and therefore it only shall be effective after the authorization of ANATEL.

After all clarifications, the members of the Board of Directors, by unanimous votes of all members attending the meeting, after having acknowledged the favorable opinion of the Board of Auditors on the matter, have resolved:

(i) to approve the start of the process of the aimed Corporate Restructuring, as well as the relevant studies and valuations regarding the conveyance by the Company of the assets, rights and obligations related to the mobile cellular services in the State of Minas Gerais to Vivo S.A. and the subsequently merger by Telesp of the totality of Company’s net equity, which final terms and conditions shall be analyzed by the Board of Directors ad referendum of the general shareholders’ meeting of the Company that will resolve about this matter; and

(ii) to authorize the managers of the Company to take all the necessary actions to start the Corporate Restructuring, including the submission of the transaction to the analysis and approval of Anatel, and other relevant acts, including those regarding the debentures issued by the Company.

5. ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after read and approved, were executed by the members of the Board of Directors and by the Secretary, being registered in the proper corporate book. SINGATURES: Luis Miguel Gilpérez López, Chairman of the Board; Antonio Gonçalves; Eduardo Fernando Caride (represented by Luis Miguel Gilpérez López); Emilio Gayo Rodriguez (represented by Luis Miguel Gilpérez López); Felix Pablo Ivorra Cano; Ignácio Aller Mallo; Ignácio Cuesta Martin-Gil; José Guimarães Monforte; Rui Manuel de M. D´Espiney Patrício. Members of the Audit Committee: Peter Edward Mr Wilson; Hério Paulo Andriola and Juarez Rosa da Silva. Breno Rodrigo Pacheco de Oliveira, Secretary of the Board.

I hereby certify that the present document is a true copy of the minutes of the extraordinary Board of Directors meeting held on June 14th, 2011, registered in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nr. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.